News release
For immediate publication

ART TO PARTICIPATE IN THE BIOMEDICAL OPTICS MEETING OF THE OPTICAL SOCIETY OF AMERICA, IN FORT
LAUDERDALE (FLORIDA)

Posters presented at the meeting will describe recent research in both preclinical and clinical applications of ART’s time domain technology platform

Montreal, Canada, March 20, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, is pleased to announce its participation at the Biomedical Optics Meeting of the Optical Society of America (OSA BIOMED), being held at the Fort Lauderdale Grande Hotel and Yacht Club in Fort Lauderdale, Florida, from March 19-22, 2006.

At the OSA BIOMED meeting, results obtained from ART’s eXplore Optix system will be featured in the Poster Session III, to be held on Tuesday, March 21 at 6 PM. Dr. Guobin Ma, Senior Scientist at ART, will present a poster entitled “Comparison of Simplified Monte Carlo Simulation and Diffusion Approximation for Fluorescent Signal from Phantoms with Typical Mouse Optical Properties”. Researchers computed fluorescent signals from mouse-tissue like phantoms using both Monte Carlo simulation and diffusion approximation. Comparison studies between the Monte-Carlo method and the diffusion equation show an equivalency in the two methods for depths greater than 3 mm. A second poster, entitled “Sensitivity Characterization of a Time-Domain Fluorescence Imager: eXplore Optix” will also be presented by Dr. Guobin Ma. Using tissue-like phantoms it was possible to precisely characterize the sensitivity of ART’s eXplore Optix system with Cy5.5.

In addition, preliminary results from ongoing clinical studies are described in a poster entitled “SoftScan Optical Breast Imaging System: Clinical Results”. The overall results, to be presented by Zahia Ichalalène, Electro-Optical Research Scientist at ART, demonstrate SoftScan’s ability to quantify optical and physiological breast tissue properties. Analysis of the clinical data shows that the system can discriminate between normal and diseased tissues using specific optical and physiological signatures.

“In the rapidly progressing field of optics applied to medicine, the OSA BIOMED meeting will provide an important venue to present the latest information on ART research using its patented time-domain optical molecular imaging technology,” said Mario Khayat, ART’s VP, Optical Products. “Indeed, molecular imaging – and specifically optical imaging – will deliver countless applications from the lab bench to the bedside, and ART’s technology platform is well-positioned in this emerging field,” added Mr. Khayat.

Furthermore, ART is a sponsor and exhibitor of this major meeting, which brings together leading scientists, engineers and physicians who are engaged in research using optical methods in biology and medicine. With over 400 attendees, this meeting affords attendees the opportunity to interact one-on-one with presenters about the latest research.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential use with other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac: sgignac@art.ca
VP, Corporate Secretary and General Counsel

Jacques Bédard: jbedard@art.ca
Chief Financial Officer
Tel. 514.832.0777

www.art.ca